Exhibit 3.1

CERTIFICATE OF ELIMINATION OF
7.750% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK
OF
AGNC INVESTMENT CORP.

Pursuant to Section 151(g) of the General Corporation Law
of the State of Delaware

AGNC Investment Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:
1.That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and the authority granted in the Certificate of Incorporation of the Corporation, as theretofore amended, the Board of Directors of the Corporation, by resolution duly adopted, authorized the issuance of a series of preferred stock designated 7.750% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on May 7, 2014, filed a Certificate of Designation with respect to such Series B Preferred Stock in the office of the Secretary of State of the State of Delaware (the “Certificate of Designation”).
2.    That no shares of said Series B Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation.
3.    That the Board of Directors of the Corporation has adopted the following resolutions:
WHEREAS, by resolution of the Board of Directors of the Corporation and by a Certificate of Designations (the “Certificate of Designations”) filed in the office of the Secretary of State of the State of Delaware on May 7, 2014, the Corporation authorized the issuance of a series of preferred stock designated 7.750% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof; and
WHEREAS, as of the date hereof, no shares of such Series B Preferred Stock are outstanding and no shares of such Series B Preferred Stock will be issued subject to said Certificate of Designations; and
WHEREAS, it is desirable that all matters set forth in the Certificate of Designations with respect to such Series B Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.

NOW, THEREFORE, BE IT RESOLVED, that as of the date hereof, no shares of such Series B Preferred Stock are outstanding and no shares of such Series B Preferred Stock will be issued subject to said Certificate of Designations; and it is further
RESOLVED, that all matters set forth in the Certificate of Designations with respect to such Series B Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation; and it is further
RESOLVED, that the officers of the Corporation be, and hereby are, authorized and directed to file a Certificate of Elimination with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designations with respect to such Series B Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.
4.    That, accordingly, all matters set forth in the Certificate of Designation with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.
IN WITNESS WHEREOF, AGNC Investment Corp. has caused this Certificate to be executed by its duly authorized officer this 12th day of December, 2019.

AGNC INVESTMENT CORP.

By:	/s/ Kenneth L. Pollack
Name:	Kenneth L. Pollack
Title:	Senior Vice President, General Counsel and Secretary

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